                          September 16, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Angela Crane and Julie Sherman

Re:	Graybar Electric Company, Inc.
Form 10-K for the fiscal year ended December 31, 2007
File No. 000-00255

Ladies and Gentlemen:

On behalf of Graybar Electric Company, Inc., I am transmitting with this letter
Amendment No. 2 to the above-referenced filing following previous correspondence and telephone conversations between members of the Staff and our outside counsel, James R.
Levey of Bryan Cave LLP.

We appreciate the Staff’s review. If you require any additional information regarding this matter, or if you require any other information that would facilitate the completion of your review of this filing, please advise Mr. Levey at your earliest convenience. You may reach Mr. Levey at 314-259-2296, or by fax at 314-552-8296. You may also contact me at 314-573-9278, or by fax at 314-573-9445.

Very truly yours,

/s/ MATTHEW W. GEEKIE
Matthew W. Geekie
MWG/cg
Enclosure

cc:	Mr. D. Beatty D’Alessandro, Senior Vice President and Chief Financial Officer,
Graybar Electric Company, Inc.
Mr. Martin J. Beagen, Vice President and Controller, Graybar Electric Company, Inc.
Alice W. Lehnhoff, Esq., Corporate Counsel, Graybar Electric Company, Inc.
James R. Levey, Esq., Partner, Bryan Cave LLP